

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2024

William Lei Ding
Chief Executive Officer
NetEase, Inc.
NetEase Building
No. 599 Wangshang Road
Binjiang District, Hangzhou, 310052
People's Republic of China

> **Re: NetEase, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated September 22, 2023**
> **File No. 000-30666**

Dear William Lei Ding:

We have reviewed your September 22, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.   We note your September 22, 2023 response to the staff's questions about your treatment of certain deposit arrangements "with original maturities of twelve months or fewer" for purposes of Rule 3a-1 under the Investment Company Act of 1940, as amended ("Company Act"). Please note that, based on your description of such assets, we do not necessarily agree with your view that the deposit arrangements may be treated as "cash items" for purposes of Rule 3a-1. Please supplement the risk factor in your June 30, 2023 response regarding the company's status under the Company Act to reflect the foregoing and provide us with the proposed disclosures that you will include in future filings.

William Lei Ding
NetEase, Inc.
March 27, 2024
Page 2

       Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Division of Corporation Finance
       Office of Technology